November 20, 2007

Ms. Pamela A. Long
Assistant Director
United States Securities and Exchange Commission
Division of Finance
110 F Street N.E. Mail Stop 7010
Washington, DC 20549

Re:       Seychelle Environmental Technologies, Inc.
Amendment No. 4 to Registration Statement on Form 10-SB Filed October 5, 2007
Form 10-QSB for the period ended May 31, 2007 Filed October 4, 2007
File Nos. 000-29373

Dear Ms. Long:

This is in response to your letter of comment dated October 22, 2007 with regard to the Form 10-SB filed by Seychelle Environmental Technologies, Inc.(the “Company”) on October 5, 2007 and the Form 10-QSB filed on October 4, 2007.

Amendment No. 4 to Registration Statement on Form 10-SB Description of the Business, page 3
New Products, page 5

1.           We note your response to comment 3 of our letter dated March 28, 2007. Please revise to disclose when you completed development of Pump N' Pure.

Comment No. 1. We have provided the date of completion (the year 2005) of development of Pump N' Pure on page 5.

Customers and Competition, page 6

2.           We note your response to comment 4 of our letter dated March 28, 2007. We also note that your discussion of the competitive conditions of your business focuses solely on the market for portable filtration bottles. Please revise to disclose the methods of competition and your competitive position within the home filtration market. See Regulation S-B, Item 101(b)(4).

Comment No. 2. We have deleted references to the home filtration market, which is no longer a material part of our business throughout the document.

 Risk Factors Related to Our Business, page 7
Competition, page 9

Ms. Pamela A. Long
November 20, 2007

3.           We note your response to comment 5 of our letter dated March 28, 2007. Please revise to provide the basis for management's belief that "no company to date has been able to match our technology or our cost."

Comment No. 3. We have deleted the relevant language on page 9.

Executive Compensation page 19

4.           We note your response to comment 8 of our letter dated March 28, 2007. Please revise your disclosure under this heading to comply with the new rules adopted by the Commission in its Executive Compensation and Related Person Disclosure rulemaking. For example, your summary compensation table does not comply with the requirements of Item 402(b) of Regulation S-B and you do not provide the narrative disclosure to the summary compensation table required by paragraph (c) to Item 402. In making your revisions, refer to Item 402 of Regulation S-B, as amended, and Securities Act Release No. 8732A (Aug. 29, 2006).

Comment No. 4. We have provided a new compensation table, along with the appropriate narrative disclosure on page 20.

Part II
Recent Sales of Unregistered Securities, page 25

5.           We note numerous issuances referring to sales to certain number of investors, while the subsequent tabular disclosure indicates that many purchases were made by the same investors. For example, we note that you refer to sales to "twelve (12) individual investors" during the three-month period ended August 31, 2005, while six of the twelve listed sales during this period were to "W. Wright." Please revise your disclosure throughout this section to correct your disclosures, as necessary.

Comment No. 5. We have corrected the disclosures as appropriate on pages 26 through 32.

6.           Please revise to disclose the cash proceeds raised in your cash issuances, rather than providing the estimated stock value. See Regulation S-B, Item 701(a). If you sold shares for cash to on the same date to different investors at different prices as you appear to have done, for example, on April 13, 2005, please disclose the per share price of the shares sold to each investor.

Ms. Pamela A. Long
November 20, 2007

Comment No. 6. We have revised to provide disclosure of the cash proceeds and the per share price of the shares sold to each investor on pages 26 through 32.

7.        We note your response to comment 10 of our letter dated March 28, 2007. We also note your statement on page 30 that "there was only one offeree in each issuance," despite disclosure that certain issuances were made on the same date to multiple investors. Please revise your discussion of the facts relied upon in claiming exemption for these issuances under Section 4(2) of the Securities Act to reflect the disclosure in your document. Refer also to Item 701(f) of Regulation .S-B.

Comment No. 7. We have revised the disclosure on pages 26 through 32.

Controls and Procedures. page 72

8.           We note your response to comment 27 of our letter dated March 28, 2007. Please revise to provide updated interim disclosure as of your most recently completed fiscal quarter.

Comment No. 8. We have provided revised updated disclosure on page 73.

Form 10-QSB for the period ended May 31. 2007 General

9.           Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings.

Comment No. 9. We have noted and will comply with your comment in future filings.  See supplemental response below for the 10-QSB for the period ended August 31, 2007.

Financial Statements
Consolidated Statements of Operations. page 5

10.	Please disclose in your footnotes and MD&A the nature and terms of your $168,000 claim settlement that you recognized for the three months ended May 31, 2007.

Comment No. 10. We have added the relevant additional language in the 10-QSB for the period ended August 31, 2007 in footnote 10 on page 14 and further discussed the settlement in our MD&A under “Net Loss” for the six month period ended August 31, 2007 on page 20.

Ms. Pamela A. Long
November 20, 2007

Item 3 – Controls and Procedures, page 19

11.           Please note that disclosure controls and procedures are now defined in Exchange Act Rules 13a-15(e) and 15d-15(e). Please refer to Release 33-8238, which became effective August 14, 2003. Please revise your disclosures accordingly.

Comment No. 11. We have revised the disclosures in the 10-QSB for the period ended August 31, 2007 as follows:In accordance with the Securities Exchange Act of 1934 (the “Exchange Act”), an evaluation was carried out by the Company’s President and Chief Executive Officer and its Chief Financial Officer, of the effectiveness of the design and operation of the Company’s disclosure controls and procedures (as defined in Rules 13a -15(e) and 15(d)-15(e) under the Exchange Act) as of the end of the quarter ended August 31, 2007 on page 22.

    12.        You disclose in 4(d) that you "disclosed in this report any change in the small business issuer's internal control over financial reporting that occurred during the small business issuer's most recent fiscal quarter (the small business issuer's first quarter in the case of an annual report) . . . ." Please revise to change "first quarter in the case of an annual report" to "fourth fiscal quarter in the case of an annual report" See Regulation S-B, Item 601(b)(31).

Comment No. 12. We have revised the disclosures in the 10-QSB for the period ended August 31, 2007 in Exbibit 31.1 and 31.2, 4(d) to read, “fourth fiscal quarter in the case of an annual report on page 27.”

Please be advised that the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosures in Amendment 5 to our Form 10-SB filed herewith;

•	staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to Amendment 5 to our Form 10-SB filed herewith; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Ms. Pamela A. Long
November 20, 2007

If you have any additional questions, do not hesitate to contact the undersigned at (303) 793-0304. For accounting comments, please contact Mr. James Place at (949) 234-1999.

Thank you.

Very truly yours,

DAVID WAGNER & ASSOCIATES, P.C.

/s/ David Wagner
David Wagner